                                                                   EXHIBIT 12.2


                  CHARTER COMMUNICATIONS ENTERTAINMENT, L.P.
                RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                        (In Thousands, Except Ratios)

                                           1997             1996                1995
                                          -------          -------             ------
Earnings
--------
  Net loss(2)                             (12,091)         (10,487)            (9,939)
  Fixed Charges                            14,076           12,405             10,439
                                          -------          -------             ------
    Earnings                                1,985            1,918                500
                                          =======          =======             ======

Fixed Charges
-------------
  Interest Expense                         14,076           12,405             10,439
  Interest Element of Rentals                 -                -                  -
  Amortization of debt costs                  -                -                  -
                                          -------          -------             ------
    Total Fixed Charges                    14,076           12,405             10,439
                                          =======          =======             ======
Ratio of Earnings to Fixed Charges (1)        -                -                  -

(1) Earnings for the year ended December 31, 1997, 1996 and 1995 were insufficient to cover fixed charges by $12,091, $10,487 and $9,939, respectively. As a result of such deficiencies, the ratios are not presented above.

(2) Net loss excludes equity in loss of unconsolidated limited partnerships.